HARRIS CORPORATION
GARY L. MCARTHUR
Senior Vice President and	1025 West NASA Boulevard
Chief Financial Officer	Melbourne, FL USA 32919
phone 1-321-724-3858

www.harris.com

Via Electronic Submission (Correspondence)

September 24, 2013

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harris Corporation
Form 10-K for the fiscal year ended June 28, 2013
Filed August 26, 2013
File No. 001-03863

Dear Ms. Cvrkel:

On behalf of Harris Corporation (“Harris”), I hereby submit our responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Harris’ Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ended June 28, 2013, as set forth in your letter dated September 12, 2013 (the “Comment Letter”).

For reference purposes, the text of each of the Staff’s comments is set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter, and followed by our response thereto.

Ms. Linda Cvrkel

Securities and Exchange Commission

September 24, 2013

Staff Comment:

“Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity, Capital Resources and Financial Strategies, page 43

1.	Please revise your cash flow analysis to cover the three-year period in your financial statements. You should consider using year-to-year comparisons or any other formats that in your judgment enhance a reader’s understanding. Please confirm your understanding of this matter and that you will revise your liquidity discussion, accordingly. Refer to Instruction 1 to Item 303(A) of Regulation S-K.”

Harris Response:

We confirm our understanding of this matter and we will in future filings revise our liquidity discussion, including our cash flow analysis, in accordance with the Staff’s comment.

Staff Comment:

“Financial Statements, page 53

Notes to Consolidated Financial Statements, page 62

Note 8: Goodwill, page 71

2.	We note from the disclosure included in Note 8 that the company reclassified goodwill aggregating $678.4 million associated with the Integrated Network Solutions segment to discontinued operations during the year ended June 29, 2012. Please explain to us how the company calculated or determined the amount of goodwill that was reclassified to discontinued operations during the fiscal year ended June 29, 2012.”

Harris Response:

The $678.4 million of goodwill that was reclassified to discontinued operations during the fiscal year ended June 29, 2012 consisted of the goodwill balances for Broadcast Communications ($673.8 million) and our cyber integrated solutions operation (“CIS”) ($4.6 million) at July 1, 2011 (the end of the preceding fiscal year). For Broadcast Communications, we assigned its carrying amount in accordance with ASC 350-20-35-51 because it was a separate reporting unit to be disposed of in its entirety. For CIS, a combination of acquired assets and businesses, we assigned its carrying amount in accordance with ASC 350-20-35-54

Ms. Linda Cvrkel

Securities and Exchange Commission

September 24, 2013

through 56 because it was operated as a standalone entity and was never integrated into a reporting unit.

Staff Comment:

“Note 22: Income Taxes, page 82

3.	We note from the disclosure included in Note 22 that the company has not recognized a provision for United States income taxes on $324.6 million of undistributed earnings of international subsidiaries because it is your intention to reinvest those earnings indefinitely and the determination of unrecognized deferred U.S tax liability for the undistributed earnings of such subsidiaries is not practicable. Please revise your discussion in the Liquidity and Capital Resources section of MD&A to discuss the amount of cash held by your foreign subsidiaries at the most recent balance sheet date, the fact that you would be required to recognize U.S. income taxes on such funds if they were repatriated to the United States and a statement indicating that you have no current plans to repatriate such funds.”

Harris Response:

We will in future filings revise our discussion in the Liquidity and Capital Resources section of MD&A in accordance with the Staff’s comment.

Staff Comment:

“Note 23: Fair Value Measurements, page 84

4.	We note that you disclose the fair value of the assets of CIS measured at fair value on a non-recurring basis at June 28, 2013 in accordance with ASC 820-10-50-2. However, we note from pages 64 and 72 of your Form 10-K, that fair value calculations were required in the fourth quarter of fiscal 2013 related to the impairments of long-lived and intangible assets. Please revise your disclosures regarding the fair values of assets measured at fair value on a non-recurring basis to include all such assets at June 28, 2013.”

Harris Response:

We will in future filings revise our disclosures regarding the fair values of assets measured at fair value on a non-recurring basis, where material, in accordance with the Staff’s comment. We note that the assets referenced in the Staff’s comment that we discussed at pages 64 and 72 of our Form 10-K had an aggregate fair value (after the recording of impairment charges) of $7.0 million.

Ms. Linda Cvrkel

Securities and Exchange Commission

September 24, 2013

Staff Comment:

“Form 8-K filed July 30, 2013

Exhibit 99.1

5.	We note that tables 5 and 6 present essentially a non-GAAP income statement for the three and twelve months periods ended June 28, 2013 and June 29, 2012. Please note that this non-GAAP presentation is generally not considered appropriate as it places undue prominence on non-GAAP information as outlined in Section 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures maintained on the Commissions website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. This format may be confusing to investors as it reflects non-GAAP measures which have not been otherwise described to investors. In this regard, we note that only non-GAAP income from continuing operations, non-GAAP operating income, and non-GAAP operating margin are discussed in the accompanying narrative. To eliminate potential investor confusion, please disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate disclosures and reconciliations for each individual non-GAAP measure. The current non-GAAP income presentation should be eliminated from any future press releases that are filed or furnished in future Form 8-K filings.”

Harris Response:

We will in future filings disclose and present non-GAAP measures in accordance with the Staff’s comment.

Ms. Linda Cvrkel

Securities and Exchange Commission

September 24, 2013

Harris Acknowledgement:

Harris acknowledges the following:

•	Harris is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Harris may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with the foregoing, please call me at (321) 724-3858 or Lewis A. Schwartz, Vice President, Principal Accounting Officer, at (321) 724-3439. Facsimile transmissions may be sent to either of us at (321) 727-9222.

Very truly yours,

/s/ Gary L. McArthur
Gary L. McArthur Senior Vice President and Chief Financial Officer

cc:	Heather Clark, Securities and Exchange Commission
Lewis A. Schwartz, Vice President, Principal Accounting Officer, Harris Corporation